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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 South Grant Street, Suite 720
(No. and Street)

San Mateo	California	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley F. Christensen 650-305-2581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.	Santa Monica	California	90404
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stanley F. Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
PABLO ZENTENO
COMM. # 692727
COMMISSION EXPIRES
DECEMBER 28, 2020
STATE OF UTAH

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arbor Advisors, LLC

Financial Statements

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Report of Independent Registered Public Accounting Firm

To the Member
Arbor Advisors, LLC
San Mateo, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Company as of December 31, 2017, were audited by other auditor whose report dated February 4, 2018, expressed an unqualified opinion on those statements.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers during the fiscal year ended December 31, 2018 due to the adoption of the new revenue recognition standard. The Company adopted the new revenue recognition standard using a modified retrospective approach.

We also have audited the adjustment to the 2017 financial statements using a modified retrospective approach to apply the change in method of accounting for revenue from contracts with customers, as described in Note 2. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2017 financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
February 28, 2019

Arbor Advisors, LLC.

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	4,705,074
Prepaid expenses		62,696
Deposits		17,000
Furniture and equipment, net of accumulated depreciation of $240,187		10,476
Total assets	$	4,795,246

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	105,254
Bonuses payable		190,616
Contract liabilities		375,000
Total liabilities		670,870
Commitments and contingencies		
Member's Equity		4,124,376
Total Liabilities and Member's Equity	$	4,795,246

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Statement of Income
Year-Ended December 31, 2018

Revenues	
Advisory fees	$ 7,613,956
Total revenues	7,613,956
Expenses	
Accounting	28,961
Advertising and marketing	2,628
Auto	17,477
Bonuses	874,835
Computer and IT services	25,527
Conference and seminars	8,371
Depreciation	6,838
Dues and subscriptions	147,508
Insurance	4,725
Office expense	1,832
Payroll and other related costs	961,705
Professional services	151,916
Recruiting fees	36,500
Regulatory fees	26,442
Rent and utilities	267,880
Telephone	17,653
Travel and entertainment	104,939
Other operating expenses	13,717
Total expenses	2,699,454
Income from operations	4,914,502
Other Income - Interest	1,403
Net Income	$ 4,915,905

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.

Statement of Changes in Member's Equity

Year-Ended December 31, 2018

Balance at December 31, 2017	$	4,262,971
Adjustment to opening balance for change in in accounting principle (Note 2)		(450,000)
Adjusted Opening Balance at January 1, 2018		3,812,971
Net Income		4,915,905
Distributions		(4,604,500)
Balance at December 31, 2018	$	4,124,376

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.

Statement of Cash Flows

Year-Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 4,915,905
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,838
Change in operating assets and liabilities:	
Accounts receivable	3,928,586
Prepaid expenses	(34,472)
Accounts payable and accrued expenses	(94,399)
Bonuses payable	(132,870)
Contract liabilities	(75,000)
Net cash provided by operating activities	8,514,588
Cash flows from investing activities	
Purchase of furniture and equipment	(5,042)
Net cash used in investing activities	(5,042)
Cash flows from financing activities	
Member's distributions	(4,604,500)
Net cash used in financing activities	(4,604,500)
Net increase in cash	3,905,046
Cash at beginning of year	800,028
Cash at end of year	$ 4,705,074

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Arbor Advisors, LLC (the "Company") was formed in the State of California on November 9, 2001 as a limited liability company. The Company is managed by its sole member and will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement, as amended. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a transaction or when a transaction is otherwise concluded. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Fees from private placement of securities are recognized when all related services have been provided and the placement of securities is completed. Stocks received as compensation are recorded at fair value at the successful completion of the project.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The Company adopted Topic 606 in January 2018 under a modified retrospective approach. As a result of adopting Topic 606, the Company changed the recognition of certain non-refundable deposits on investment banking engagements until the underlying transaction is completed or the transaction is otherwise concluded. Prior to January 2018, non-refundable deposits were recognized in accordance with the terms of the respective contracts.

The following table summarizes the effects of adopting Topic 606 on the Company's financial statements for the year beginning January 1, 2018 as an adjustment to the opening balance:

		Balance as of December 31, 2017		Adjustment from Topic 606		Opening balance as of January 1, 2018
Liabilities:						
Contract liabilities	$	-	$	450,000	$	450,000
Member's Equity	$	4,262,971	$	(450,000)	$	3,812,971

Contract Liabilities – A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2017 were $450,000. During the year ended December 31, 2018, the Company received $325,000 of payments in advance of performing service and recognized $400,000 as revenue. Total contract liabilities as of December 31, 2018 were $375,000.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2014 and onwards.

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from three to seven years.

Recent Accounting Pronouncement - In February 2016, FASB, issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the changes is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective January 1, 2019. While the Company is continuing to assess the potential impact of this standard, it expects its lease commitment will be subject to the updated standard and recognized as a lease liability and right-of-use asset upon adoption.

Note 3 – Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Note 4 – Commitments and Contingencies

Operating Lease - The Company leases office space in San Mateo, California under a non-cancelable operating lease expiring February 28, 2019. On January 29, 2019, the Company entered into another lease agreement for its office space and is expected to move in March 2019. Under the lease agreements the Company is responsible for its share of operating expenses and taxes. The future minimum lease payments under the lease agreements, including the lease agreement signed in January 2019, are as follows:

Year ending December 31,	
2019	150,312
2020	170,086
2021	175,186
2022	44,010
Total	$ 539,594

Rent expense for the year ended December 31, 2018 is $265,497. Rent expense also includes pro-rata monthly operating expense and taxes of $77,002, and reimbursed home office location expenses as described in Note 5.

Litigation – In April 2018, the Company filed a complaint against one of its former customers seeking damages for breach of contract. In June 2018, the customer filed a counterclaim also for breach of contract by the Company. The Company is continuing to prosecute its claim and defend the counterclaim. At this time, the Company is unable to estimate the potential outcome of this proceeding.

The Company is party to litigation arising in the ordinary course of business. It is management's opinion that the outcome of such matters will not have a material effect on the Company's financial statements; however, the results of the litigation and claims are inherently unpredictable.

Note 5 – Related Party Transaction

Pursuant to the terms of an agreement between the Company and its sole managing member, the Company reimburses its member for expenses incurred on behalf of the Company. During the year ended December 31, 2018, the Company reimbursed the following expenses: home office location rent and utilities of $36,408, auto lease of $16,156, and other expenses of $22,444.

Note 6 – Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $4,034,204 which was $4,014,479 in excess of its required net capital of $19,725. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.00 at December 31, 2018.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company claims exemptions from SEC Rule 15c3-3 pursuant to section (k)(2)(i). Such exemption is provided for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 - Subsequent Events

In January and February 2019, the Company made distributions of approximately $2,337,000 to its Member.

The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued. Except as disclosed above and in note 4, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.

Arbor Advisors, LLC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Member's equity	$ 4,124,376	
Total Member's equity		$ 4,124,376
Less: Non-allowable assets		
Prepaid expense and deposit	79,696	
Fixed Assets	10,476	
Total non-allowable assets		90,172
Net Capital		4,034,204
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	19,725	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		19,725
Excess net capital		$ 4,014,479
Computation of Aggregate Indebtedness		
Total allowable liabilities		295,870
Ratio of aggregate indebtedness to net capital	.073 : 1	
Net capital less 10% of aggregate indebtedness		4,004,617
Reconciliation of the Computation of Net Capital Under Rule 15c3-1		
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018		$ 4,409,902
Increase (Decrease) in Equity**		(375,698)
Net Capital per Audit		4,034,204

**Primarily related to change in accounting principle, see Note 2

See accompanying independent auditor's report on supplementary information.

Arbor Advisors, LLC
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information.

Arbor Advisors, LLC
Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See accompanying independent auditor's report on supplementary information.

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

**REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON REVIEW OF EXEMPTION REPORT**

To the Member
Arbor Advisors, LLC
San Mateo, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which Arbor Advisors, LLC (the "Company") (1) identified the provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.
Santa Monica, California
February 28, 2019

Arbor Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

ARBOR ADVISORS, LLC

January 31, 2019

Gumbiner Savett Inc
1723 Cloverfield Boulevard
Santa Monica, CA 90404

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Arbor Advisors LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Stanley Christensen
Managing Director

GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

To the Member
Arbor Advisors, LLC
San Mateo, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Arbor Advisors, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Arbor Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United Stated) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III ("Financials") for the year ended December 31, 2018 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting the following difference:

	Amount
Total revenue per Financials	$7,613,956
Total revenue per Form SIPC-7	7,536,740
Difference	$ 77,216

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 with supporting schedules and working papers, noting the following difference:

	Amount
Interest on late payment per FORM SIPC -7	$ 75.99
Interest on late payment recalculated	0
Difference	$ 75.99

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Santa Monica, California
February 28, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67503
Arbor Advisors LLC
1875 S Grant St Ste 720
San Mateo, CA 94402-7023

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolette Denney 760-0815-1817

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 11,305.11

B. Less payment made with SIPC-6 filed (exclude interest) (4,966.35)
7-20-2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,338.76

E. Interest computed on late payment (see instruction E) for 176 days at 20% per annum 75.99

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,414.75

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 6,414.75

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arbor Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of January, 20 19.

Financial Operations Principal Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2018 and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,536,740
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 7,536,740
2e. General Assessment @ .0015	$ 11,305.11
	(to page 1, line 2.A.)